Hard Training Fitness Club LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Service Income	104,591.27
Uncategorized Income	19,908.00
Total Income	**$124,499.27**
GROSS PROFIT	**$124,499.27**
Expenses	
Advertising & Marketing	15,661.43
Bank Charges & Fees	1,801.61
Car & Truck	1,163.13
Car Payment	1,761.62
Total Car & Truck	**2,924.75**
Cleaning	35.56
Contractors	23,853.02
Dues & Subscriptions	2,867.57
Gym Supplies	13,963.71
Insurance	5,031.07
Job Supplies	245.69
Legal & Professional Services	48.95
Meals & Entertainment	19,363.99
Merchant Fees	4,150.23
Office Supplies & Software	4,567.85
Other Business Expenses	159.54
Payroll Fees	6.36
Rent & Lease	30,750.31
Repairs & Maintenance	1,464.18
Shipping & Postage	309.32
Taxes & Licenses	2,467.55
Training or Continuing Education	130.00
Travel	13,610.51
Uniforms & Laundry	265.50
Utilities	3,558.74
Security Exp	1,882.92
Telephone & Internet	5,322.30
Total Utilities	**10,763.96**
Total Expenses	**$154,442.66**
NET OPERATING INCOME	**$ -29,943.39**
NET INCOME	**$ -29,943.39**

Hard Training Fitness Club LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
8614 Wells Fargo CHK	17.91
Total Bank Accounts	**$17.91**
Total Current Assets	**$17.91**
TOTAL ASSETS	**$17.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Business Loan	-3,625.25
SBA Loan	41,175.00
Total Other Current Liabilities	**$37,549.75**
Total Current Liabilities	**$37,549.75**
Total Liabilities	**$37,549.75**
Equity	
Opening Balance Equity	303.96
Owner's Pay & Personal Expenses	-7,574.04
Health Insurance	-318.37
Total Owner's Pay & Personal Expenses	**-7,892.41**
Retained Earnings	0.00
Net Income	-29,943.39
Total Equity	**$ -37,531.84**
TOTAL LIABILITIES AND EQUITY	**$17.91**

Hard Training Fitness Club LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-29,943.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Business Loan	-3,625.25
SBA Loan	41,175.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**37,549.75**
Net cash provided by operating activities	**$7,606.36**
FINANCING ACTIVITIES	
Opening Balance Equity	303.96
Owner's Pay & Personal Expenses	-7,574.04
Owner's Pay & Personal Expenses:Health Insurance	-318.37
Net cash provided by financing activities	**$ -7,588.45**
NET CASH INCREASE FOR PERIOD	**$17.91**
CASH AT END OF PERIOD	**$17.91**